EXHIBIT 11

                               CELSION CORPORATION

                        COMPUTATION OF EARNINGS PER SHARE

                                                   Nine Months Ended June 30,

                                                     2000              1999
                                                 -------------     -------------


Net (loss) income                                ($ 2,879,498)     ($ 1,588,465)

Net (loss) income per common share*              ($      0.05)     ($      0.04)

Weighted average shares outstanding                57,790,252        43,787,113



* Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.
                                       15